UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2024

Commission File Number: 001-41421

Alvotech
(Translation of registrant's name into English)

9, Rue de Bitbourg,
L-1273 Luxembourg,
Grand Duchy of Luxembourg
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]      Form 40-F [   ]

Incorporation by Reference

This Report on Form 6-K (this “Report”) of Alvotech (the “Company”), excluding Exhibit 99.1 attached hereto, shall be deemed to be incorporated by reference into the Company’s registration statements on Forms F-3 (File Nos. 333-266136, 333-273262 and 333-275111) and the Company’s registration statement on Form S-8 (File No. 333-266881) and to be a part thereof from the date on which this Report is filed, to the extent not superseded by documents or reports subsequently filed or furnished. Exhibit 99.1 to this Report is being furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act.

Press Release

On June 11, 2024 Alvotech issued a press release (“Press Release”) announcing that Alvotech has signed an agreement with STADA granting a marketing license for AVT03 a proposed biosimilar for Prolia® and Xgeva® (denosumab) and extending STADA’s commercial rights to biosimilars to Humira® (adalimumab) and Stelara® (ustekinumab). According to the agreement Alvotech will also regain commercial rights from STADA to AVT06, a proposed biosimilar to Eylea® (aflibercept). A copy of the Press Release is furnished herewith as exhibit 99.1.

EXHIBIT INDEX

Exhibit Number	Description

99.1	Press Release dated June 11, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Alvotech
(Registrant)

Date: June 11, 2024	/s/ Tanya Zharov
Tanya Zharov
General Counsel